RANGEFORD RESOURCES, INC.

August 12, 2008

To:       Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549
Attention:  Mr. John W. Madison
Phone (202) 551-3296
Fax     (202) 772-9368

From:   Rangeford Resources, Inc.
File Number 333-152104

RE:  Request for Acceleration of the Effective Date.

Rangeford Resources, Inc. (“the Company”) hereby requests for the acceleration of the Registration Statement filed on Form S-1 on July 3, 2008 with an Amendment filed thereto on July 28, 2008 by the Company with the Security and Exchange Commission (Commission”) via EDGAR. The Company request’s the Commission to deem the Registration Statement effective by 11:00 A.M. EST August 15, 2008 or soon thereafter if practical.  In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Rangeford Resources, Inc. further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing.  Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Frederick Ziegler
/s/Frederick Ziegler
Chief Executive Officer
Rangeford Resources, Inc.

PO BOX 1365
8541 NORTH COUNTY ROAD 11
WELLINGTON, COLORADO 80549